UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioTelemetry, Inc., a Delaware corporation (“BioTelemetry” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), with the SEC on December 23, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of BioTelemetry (the “Shares”) at a purchase price of $72.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph at the end of the heading “Other Compensation Actions”:

“On January 28, 2021, the compensation committee of the Board approved an increase in the severance entitlements for each of Ms. Getz and Mr. Broadway, as described above. See “Item 8. Additional Information—Golden Parachute Compensation” for additional information.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name:	Heather C. Getz
Title:	Executive Vice President, Chief Financial and Administrative Officer

Dated: January 29, 2021